(212) 318-6054

vadimavdeychik@paulhastings.com

September 24, 2021

Mr. Deepak Pai

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:       Oaktree Diversified Income Fund Inc., et al.; File No. 812- 52466

Dear Mr. Pai:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the application (the “Application”) for an order under section 18(a)(2), 18(c) and 18(i) of the Investment Company Act of 1940 (the “1940 Act”) and rule 23c-3 and 17d-1 under the 1940 Act. The Application was filed with the Commission on July 9, 2021 (SEC Accession No. 0001104659-21-090627).

We submit these responses below on behalf of Oaktree Diversified Income Fund Inc. and its related entities (the “Applicants”), identified on the cover page in the Application. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the Application, unless otherwise indicated.

General Comments:

Comment 1. For consistency, please replace the defined term with “1940 Act (as defined below)” and make corresponding changes throughout the application where applicable.

Comment 2. To the extent the Commission issues a notice of the filing of this application and giving interested persons an opportunity to request a hearing on the matter, if the applicants would like interested persons to serve applicants with a copy of any hearing requests by e-mail, please provide an e-mail address for applicants in the amended application below the physical address for the applicants. Such e-mail address will be included in any notice issued of this application.

Comment 3. Please replace with “812-15246” throughout where appropriate.

Comment 4. Please remove the Administrator as an applicant and make corresponding changes throughout, or provide precedent and supporting supplemental analysis justifying the inclusion of the Administrator as both an applicant and recipient of the requested future funds relief.

Specific Comments:

Comment 1. On page 1, before “will operate as an ‘interval fund’”, please add “will be registered as a closed-end management investment company and…” to reflect the representation on p. 2.

Comment 2. On page 1, after the defined term “Shares”, please add the following as a new footnote 1:

“As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order.)”

Comment 3. On page 2, at the end of the sentence “…(each, a “Future Fund,” and together with the Initial Fund, the “Funds”)”, please insert the following as a new footnote 3:

“The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.”

Comment 4. On page 2, please insert the following as a new footnote at the end of the sentence “…provisions of Rule 2341 (the “Sales Charge Rule”) of the Financial Industry Regulatory Authority (“FINRA”):

“As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).”

Comment 5. On page 2, in the first paragraph of section II.A, please replace “intends to register” with “will be registered”.

Comment 6. On page 2, after the first sentence of section II.A, please add the sentence: “The Initial Fund will be classified as a diversified investment company as defined under section 5(b)(1) of the 1940 Act.”

Comment 7. On page 3, please replace “a EWC” with “an EWC”.

Comment 8. On page 3, please replace “serves” with “serve” under section II.B.

Comment 9. On page 4, please insert the following as a new footnote after “senior security”:

“Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.”

Comment 10. On page 4, please remove the space in “18(a) (2)”.

Comment 11. On pages 6, 10, 11 and 15, please update the list of similar exemptions and the related footnote to include applicants’ precedent (First Eagle Credit Opportunities Fund, et al.) and any similar relief that was granted since KKR Credit Opportunities Portfolio. Please do not include more than 5 precedent citations.

Comment 12. On page 10, please insert the following as a new footnote at the end of the sentence “…revenue sharing arrangements, as if those requirements applied to each Fund.”:

“Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).”

Comment 13. On page 10, please include the following as the new penultimate sentence to section V.B:

“In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures.”

Comment 14. On page 12, please insert “as if the Fund were an open-end investment company” at the end of the sixth paragraph under section V.C.

Comment 15. On page 12, please insert “, as amended” in the first paragraph under section V.D. after “Internal Revenue Code of 1986”.

Comment 16. On page 14, please add “Fed. Sec. L. Rep. (CCH) at 83,733” to footnote 33.

Comment 17. On page 15, please replace “insure” with “ensure” in the first paragraph of section VII.

Response to the General Comments and Specific Comments: We have accepted all of your comments as you set them out in your marked version of the Application dated September 14, 2021.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP

cc:	Brian F. Hurley, Brookfield Public Securities Group LLC Thomas D. Peeney, Brookfield Public Securities Group LLC Michael Rosella, Paul Hastings LLP Trace W. Rakestraw Maximillian Hencke

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